SCHEDULE 13D

(Rule 13d-101)

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Clean Energy Fuels Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

184499 10 1

(CUSIP Number)

Boone Pickens

Madeleine Pickens

(Names of Reporting Persons)

Robert L. Stillwell

BP Capital, L.P.

8117 Preston Road, Suite 260

Dallas, Texas 75225

Telephone: (214) 265-4165

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box:    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 184499 10 1

(1)	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BOONE PICKENS
(2)	Check the appropriate box if a member of a group* (a) ☑ (b) ☐
(3)	SEC use only
(4)	Source of funds* AF
(5)	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 25,236,106
	(8)	Shared voting power 0
	(9)	Sole dispositive power 25,236,106
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 25,236,106
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 29.4%
(14)	Type of reporting person IN

CUSIP No. 184499 10 1

(1)	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Madeleine Pickens
(2)	Check the appropriate box if a member of a group* (a) ☑ (b) ☐
(3)	SEC use only
(4)	Source of funds
(5)	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 1,700,000
	(8)	Shared voting power 0
	(9)	Sole dispositive power 1,700,000
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares* ☐
(13)	Percent of class represented by amount in Row (11) 2.4%
(14)	Type of reporting person IN

SCHEDULE 13D

This Amendment No. 5 (this “Amendment”) amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on December 13, 2007, as amended by Amendment No. 1 filed on September 26, 2008, Amendment No. 2 filed on January 29, 2010, Amendment No. 3 filed on June 7, 2011 and Amendment No. 4 filed on September 9, 2011 (collectively, the “Schedule 13D”), on behalf of Boone Pickens and Madeleine Pickens (each, a “Reporting Person” and collectively, the “Reporting Persons”) and is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 1. Security and Issuer

Unchanged.

Item 2. Identity and Background

Unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is amended by adding the following:

As more fully described in Item 5, on December 28, 2011, Mr. Pickens exercised his right to purchase 1,500,000 shares of Common Stock pursuant to the Warrant. The total amount of funds used to purchase such shares of Common Stock was $15,000,000. Such funds were provided by Mr. Pickens’ personal funds.

Item 4. Purpose of Transaction

Unchanged.

Item 5. Interest in Securities of the Issuer

Sections (a) and (b) of Item 5 are hereby amended and restated as follows:

(a)

As of the date hereof, Mr. Pickens beneficially owns an aggregate of 25,236,106 shares of Common Stock (which includes 446,386 shares of Common Stock issuable upon the exercise of stock options granted to him under the Company’s Amended & Restated 2006 Equity Incentive Plan and 6,750,000 shares of Common Stock issuable upon the exercise of the New Options held by Mr. Pickens (see Item 5(c) in this Amendment, all of which are currently exercisable) constituting approximately 29.4% of the shares of Common Stock outstanding. Mr. Pickens expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by Mrs. Pickens.

As of the date hereof, Mrs. Pickens beneficially owns an aggregate of 1,700,000 shares of Common Stock, constituting approximately 2.4% of the shares of Common Stock outstanding. Mrs. Pickens expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by Mr. Pickens.

The aggregate percentage of the shares of Common Stock outstanding beneficially owned by the Reporting Persons is based on 85,395,657 shares outstanding, which is the total number of shares of Common Stock outstanding as of November 1, 2011, as reported by the Company in its Quarterly Report filed on November 8, 2011 on Form 10-Q for the quarter ended September 30, 2011 plus the 15,000,000 shares issued by the Company on December 28, 2011 upon exercise of the Warrant (as disclosed by the Company on December 29, 2011), and in the case of Mr. Pickens, plus the number of shares issuable upon exercise of the stock options granted to him under the Company’s Amended & Restated 2006 Equity Incentive Plan.

(b)

Mr. Pickens has sole voting and sole dispositive power over 25,236,106 shares of Common Stock beneficially owned by him. Of these shares, 18,039,720 shares are owned directly by him, 446,386 shares are issuable to Mr. Pickens upon the exercise of stock options granted to him under the Company’s Amended & Restated 2006 Equity Incentive Plan, and 6,750,000 shares are issuable to Mr. Pickens upon the exercise of the New Options.

Madeleine Pickens has sole voting and sole dispositive power over the 1,700,000 shares of Common Stock owned directly by her.

Section (c) of Item 5 is amended by adding the following:

(c)

On December 28, 2011, Mr. Pickens exercised his right to purchase 1,500,000 shares of Common Stock pursuant to the Warrant. With the consent of the Company, Mr. Pickens transferred his right to purchase an aggregate of 13,500,000 shares of Common Stock pursuant to the Warrant to five separate third party purchasers (the “Purchasers”) in exchange for the right to purchase from the Purchasers an aggregate of 6,750,000 shares of Common Stock at $22.00 per share of Common Stock (the “New Options”). None of the Purchasers are affiliated with the Reporting Persons. Approximately 80% of the New Options expire on December 28, 2012, with the balance of the New Options expiring on December 15, 2013. Following such transactions and the exercise by the Purchasers on December 28, 2011 of their rights to purchase shares pursuant to the Warrant, no shares of Common Stock remain subject to the Warrant. The following table sets forth the name of each Purchaser, the number of shares underlying the rights transferred to such Purchaser, and the number of New Options acquired by Mr. Pickens from such Purchaser:

Name of Third Party Purchaser	Shares Underlying Rights Transferred	New Options
Chesapeake NB Ventures Corporation	1,000,000	500,000
Chief Capital L.P.	2,500,000	1,250,000
Lionfish Investments Pte Ltd	1,500,000	750,000
Properon International Limited	5,950,000	2,975,000
Upvalue Assets Limited	2,550,000	1,275,000

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to incorporate the additional language included in Section (c) of Item 5 of this Amendment.

Item 7. Material to Be Filed as Exhibits

The following are filed as exhibits with this Amendment:

99.7	Warrant Transfer Agreement by and among Mr. Pickens and Chesapeake NB Ventures Corporation, dated as of December 28, 2011.

99.8	Letter Agreement by and among Mr. Pickens and Chesapeake NB Ventures Corporation, dated as of December 28, 2011.

99.9	Warrant Transfer Agreement by and among Mr. Pickens and Chief Capital L.P., dated as of December 28, 2011.

99.10	Letter Agreement by and among Mr. Pickens and Chief Capital L.P., dated as of December 28, 2011.

99.11	Warrant Transfer Agreement by and among Mr. Pickens and Lionfish Investments Pte Ltd, dated as of December 28, 2011.

99.12	Letter Agreement by and among Mr. Pickens and Lionfish Investments Pte Ltd, dated as of December 28, 2011.

99.13	Warrant Transfer Agreement by and among Mr. Pickens and Properon International Limited, dated as of December 28, 2011.

99.14	Letter Agreement by and among Mr. Pickens and Properon International Limited, dated as of December 28, 2011.

99.15	Warrant Transfer Agreement by and among Mr. Pickens and Upvalue Assets Limited, dated as of December 28, 2011.

99.16	Letter Agreement by and among Mr. Pickens and Upvalue Assets Limited, dated as of December 28, 2011.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2012

By:	/s/ Boone Pickens
Name: Boone Pickens

By:	/s/ Madeleine Pickens
Name: Madeleine Pickens